UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 1, 2021

INDUSTRIAL TECH ACQUISITIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39490	85-1316132
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5090 Richmond Avenue

Suite 319

Houston, TX 77056

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (713) 599-1300

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	ITACU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	ITAC	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	ITACW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On October 5, 2021, Industrial Tech Acquisitions, Inc. (the “Company”) held a special meeting of its stockholders (the “Meeting”), at which holders of an aggregate of 6,619,109 shares of the Company’s Class A common stock and Class B common stock (collectively, “Common Stock”) were present in person or by proxy, constituting a quorum for the transaction of business at the Meeting. Only stockholders of record as of the close of business on August 24, 2021, the record date for the Meeting, were entitled to vote at the Meeting. As of the record date, 9,680,736 shares of Common Stock were outstanding and entitled to vote (as a single class) at the Meeting. An aggregate of 5,813,894 shares of Class A common stock were presented for redemption in connection with the Meeting. The proposals listed below were presented at the Meeting, which proposals are described in more detail in the Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 17, 2021 (the “Proxy Statement”). A summary of the final voting results of the Meeting is set forth below.

Proposal 1 – The Business Combination Proposal

The Company’s stockholders approved Proposal 1 (the Business Combination Proposal). The votes cast were as follows:

For	Against	Abstain
6,590,859	28,000	250

Proposal 2 – The ITAC Charter Proposal

The Company’s stockholders approved Proposal 2 (the ITAC Charter Proposal). The votes cast were as follows:

For	Against	Abstain
6,587,145	31,702	262

As there were sufficient votes at the time of the Meeting to approve each of the above proposals, the “Adjournment Proposal” described in the Proxy Statement, which had been previously voted on by proxy, was not presented to stockholders at the Meeting.

The transactions contemplated by the Business Combination Agreement (as defined below and as described in the Proxy Statement) were consummated on October 7, 2021.

Item 7.01 Regulation FD Disclosure.

On October 1, 2021, Arbe Robotics Ltd. (“Arbe”) issued a press release (the “Press Release”) announcing that it was named a 2021 Automotive News PACEpilot Innovation to Watch at an online awards ceremony on September 30, 2021. This award recognizes post-pilot pre-commercial innovations in the automotive and future mobility space.

As announced on March 18, 2021, and described in greater detail in a Current Report on Form 8-K filed by the Company with the SEC on March 24, 2021, the Company entered into a definitive business combination agreement, dated as of March 18, 2021 (as amended, the “Business Combination Agreement”), with Arbe, a global leader in next-generation 4D Imaging Radar Solutions, pursuant to which, upon the terms and subject to the conditions set forth therein, among other things, Autobot MergerSub, Inc., a Delaware corporation and wholly-owned subsidiary of Arbe, would merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Arbe, and the holders of the Company’s Common Stock and warrants would become holders of Arbe ordinary shares and warrants, all as set forth in the Business Combination Agreement. As disclosed in Item 5.07 of this Current Report on Form 8-K, the Company’s stockholders approved the Business Combination Agreement and the transactions contemplated thereby at a special meeting held on October 5, 2021 and the transactions contemplated by the Business Combination Agreement were consummated on October 7, 2021. Following the consummation of the business combination, the ordinary shares and warrants of Arbe are expected to begin trading on the Nasdaq Capital Market under the symbols “ARBE” and “ARBEW,” respectively, on October 8, 2021.

A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The Press Release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This report contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company and Arbe and the transactions contemplated by the Business Combination Agreement (the “Transactions”), and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the Transactions, including the anticipated initial enterprise value and post-closing equity value, the benefits of the Transactions, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “should,” “potential” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry, regulatory and operational factors), known or unknown, which could and are likely to cause the actual results to vary materially from those indicated or anticipated. You should carefully consider the risk factors and uncertainties described in “Risk Factors,” “Arbe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “ITAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Forward-Looking Statements” and the additional risks described in the proxy statement/prospectus dated September 17, 2021 which was filed by Arbe with the Securities and Exchange Commission (the “SEC”) on September 20, 2021 and the Definitive Proxy Statement on Schedule 14A which was filed by the Company with the SEC on September 17, 2021, as well as the other documents filed with the SEC by Arbe and the Company. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may, and are likely to, vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

Important Information About the Transactions and Where to Find It

Arbe has filed the proxy statement/prospectus and the Company has filed the definitive prospectus in connection with the Transactions involving Arbe and the Company. Stockholders of the Company may obtain copies of the these documents, without charge, on the SEC’s website at www.sec.gov or by directing a request to the Company by contacting E. Scott Crist, Chief Executive Officer, c/o Industrial Tech Acquisitions, Inc., 5090 Richmond Avenue, Suite 319, Houston, Texas 77056, at (713) 599-1300 or at scott@texasventures.com.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.  Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release, dated October 1, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDUSTRIAL TECH ACQUISITIONS, INC.

	By:	/s/ E. Scott Crist
		Name:	E. Scott Crist
		Title:	Chief Executive Officer and Chairman

Dated: October 7, 2021

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